UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

February 27, 2008
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	91-1826900
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events.

On February 27, 2008, Stage Stores, Inc. issued a News Release announcing that it will make a presentation at the Bear Stearns 14th Annual Retail, Restaurants & Consumer Conference on Tuesday, March 4, 2008 at 9:45 a.m. Eastern Time. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits.

99   News Release issued by Stage Stores, Inc. on February 27, 2008 announcing that the Company will make a presentation at the Bear Stearns 14th Annual Retail, Restaurants & Consumer Conference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

March 3, 2008   /s/ Richard E. Stasyszen
   (Date)   Richard E. Stasyszen
                                                  Senior Vice President, Finance
                                                  and Controller